Mail Stop 4561

February 28, 2008

Mark J. Lustig
Chief Financial Officer
ActivIdentity Corporation
6623 Dumbarton Circle
Fremont, CA 94555

>   **Re: ActivIdentity Corporation**
>   **Form 10-K for the Fiscal Year Ended September 30, 2007**
>   **Filed December 14, 2007**
>   **Form 10-Q for the quarterly period ended December 31, 2007**
>   **Filed February 11, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed January 28, 2008**
>   **File No. 000-50223**

Dear Mr. Lustig:

       We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2007

Business, page 1

Customer Concentration, page 8

1. Tell us whether you have contractual agreements with EDS and Novell and whether you are substantially dependent on any such agreements. If so, please amend the 10-K to file the agreements as exhibits or provide us with your analysis as to why you are not required to file the agreements. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Further, tell us whether any one government agency or affiliated agencies accounted for 10% or more of your consolidated revenues for the fiscal year ended September 30, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 23

2. Consider expanding your "Overview" section to include management's perspective on the business. Consider using this section to provide an executive level overview of the Company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your Company's executives focus on in evaluating financial condition and operating performance, including any known trends such as the various restructuring efforts and changes in headcount that are expected to have material effects on your operations, and address the material risks and challenges facing your company such as competition or expansion to international markets and how management is dealing with these issues. We refer you to guidance in Section III.B.3 of the "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" SEC Release No. 33-8350.

Significant Events, page 24

3. It appears that the July, 2007 agreement with the Protocom stockholders should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. Please file this agreement by amendment or advise.

Results of Operations, page 25

4. Please tell us how you considered Item 303 of Regulation S-K and Section IV of Release No. 33-8350 regarding your MD&A disclosures. Discuss to what extent the material increases in revenue were affected by changes in price versus changes in volume. In addition, expand the disclosures to discuss the driving forces behind the changes in results from period to period. For example, we note that there was an increase in hardware sales in 2007 "as a result of stronger token business in Europe primarily to the financial sector" and that the increase in token revenue was offset by a decline in smartcards and HMS and biometric products.   Tell us more about the factors that led to the sales increase and product declines. Please revise this section to identify and address those key variables and other qualitative and quantitative factors that help investors to understand management's views as to the reasons for the various changes in the results of operations.

5. There are instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g., revenue, cost of revenue, general and administrative expenses and sales and marketing expenses). Tell us what consideration you have given to

quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications.

Liquidity and Capital Resources, page 35

6. Tell us how you considered Section IV.B to Release No. 33-8350, with regards to your Liquidity and Capital Resources disclosures. Please note your disclosures should focus on the primary drivers and other material factors necessary to gain an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. For example, we note that accounts receivable increased approximately 13% and deferred revenue increased approximately 41%, however, there is limited discussion of these changes that materially affected your operating cash flows in your liquidity disclosures. Please provide us with a discussion of the underlying reasons for the material changes as of September 30, 2007.

Part IV

Item 25. Exhibits and Financial Statements, page 49

7. We are unclear as to whether or not the period for which confidential treatment was granted for portions of exhibit 10.4 has expired. Please furnish us with a copy of the most recent order granting confidential treatment to such exhibit.

8. In regard to that exhibit, your attention is directed to Item 10(d) of Regulation S-K. The exhibit should be available to the public for examination in the EDGAR system. However, the initial filing of the exhibit was made with a paper Form F-1 filed in 2000 and is therefore not available on EDGAR. If you intend to incorporate the exhibit by reference, please file it by amendment or advise.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Significant Accounting Policies

Revenue Recognition, page 61

9. Please clarify your disclosures that states that when VSOE of fair value does not exist to allocate revenue to the various elements in a multiple-element arrangement that you categorize revenue in the income statement based upon other market available

evidence. Tell us whether that statement means you are applying this allocation method for income statements presentation purposes only. If so, indicate the type or units of accounting and the amount of transactions that are being allocated based on this allocation method.

10. Identify the elements that you can establish fair value by using VSOE along with the elements that you cannot establish fair value. Your disclosure describes instances of where services are recognized separately from the software element. Explain why your revenue presentation on income statement does not show a separate line-item for service revenue recognized or earned (e.g., installation or consulting). Further, describe how service revenue is earned and measured and reported in your income statement.

11. We note from your disclosures that PCS contracts are typically priced as a percentage of the product license fee. Please clarify whether you use the PCS renewal fee, the percentage of the product license fee, to establish VSOE of fair value for the PCS contracts, and if so, explain why you believe that renewal fee is substantive. See AICPA TPA 5100.55. In addition, please give us examples of instances or cases where you cannot determine VSOE for PCS as described in this footnote.

12. Please describe the circumstances for when PCS and service delivery has started but all the criteria in SOP 97-2 have not been met. Describe the nature of the criteria that have not been met in these cases. Explain why PCS and services would be provided without having satisfied all of criteria under SOP 97-2. In addition, indicate how you account for the cost incurred to provide these services.

Note 3. Business Combinations, page 74

13. Your disclosures indicate that you use a third-party valuation to assign and allocate fair values to the tangible and intangible assets acquired and liabilities assumed. When you refer to a third-party valuation specialist, you should disclose the name of the specialist. Refer to Securities Act Rule 436 of Regulation C.

Form 10-Q for the Quarterly Period Ended December 31, 2007

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 14. Concentration of Credit Risk, page 16

14. We note that during the three months ended December 31, 2007 that $30.8 million of the $50.7 million investment in auction rate securities failed to settle, and that you reduced the carrying value of your investments by $945,000 through other

comprehensive income so as to reflect your view that this impairment is temporary in nature. Please respond to the following:

- Please explain why you believe your investments in auction rate securities that have failed to settle are temporarily impaired as of the date of the filing instead of other-than-temporarily impaired. See paragraph 16 and footnote 4 of SFAS 115.;

- Please explain how the auction rate failures impact the fair value determination. That it, indicate how these failures are factored into the methodologies used to determine the securities fair value;

- Please tell us what factors you considered in determining the recovery period and anticipated holding period for these failed auction rate securities. In this regard, tell us how you determined that you have the ability to hold these failed auction rate securities until recovery or until an auction of these investments is successful;

- Tell us how you consider the underlying collateral and related cash flows in assessing the fair value of your investments in auction rate securities; and

- Your disclosures indicate that you use valuation estimates obtained from brokers to value your investment portfolio. Clarify the information you obtain from your brokers and the assumptions being used by the brokers to estimate the fair value of the failed auction rate securities. In addition, tell us whether you considered disclosing the names of the brokers that provide you with valuation estimates. Refer to Securities Act Rule 436 of Regulation C.

Controls and Procedures, page 30

15. Your disclosures indicate a material weakness in controls over revenue recognition that failed to identify outstanding obligations in relation to certain contracts and persuasive evidence of an arrangement was not obtained for another contract prior to the period end. Please further clarify the nature of the material weakness and quantify the material adjustment that was recorded to defer hardware, license and maintenance revenue to future periods.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Party Transactions

Transactions with Related Parties, page 15

16. It appears that the rental agreement for your operations in Australia should be filed as a related party contract. Further, please tell us whether the $1 million hardware purchase from SCM Microsystems stems from a purchase agreement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Competitive Market; Benchmarking, page 20

17. Please tell us why you have not identified the "comparable peer groups" that comprise the component companies of the benchmarking group. See Item 402(b)(2)(xiv) of Regulation S-K.

Elements of Executive Officer Compensation, page 20

Annual Cash Bonuses, page 21

18. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance-based incentive compensation. Please tell us the basis for omitting the specific items of company performance and individual objectives used to determine bonus amounts. In this regard, we would expect to see a discussion of how your bonus awards are specifically structured around the performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v)-(vii).   Finally, to the extent that it is appropriate to omit specific targets, your disclosure should discuss how difficult it would be for the executives or how likely it would be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Hugh Fuller, Financial Analyst, at (202) 551-3853 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief